SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C.  20549

                      FORM 15

Certification and Notice of Termination of Registration under Section 12 (g) of the Securities Exchange Act of
1934 or Suspension of Duty to File Reports Under Sections
13 and 15 (d) of the Securities Exchange Act of 1934.

                     Commission File Number      0-22322

          Wireless Cable of Atlanta, Inc.
   (Exact name registrant as specified in its
                   charter)

           3100 Medlock Bridge Road,
      Suite 340, Norcross, Georgia 30071
                770-409-3570
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock
(Title of each class of securities covered by this Form)

                       None
(Titles of all other classes of securities for which a duty to file reports under section 13
(a) or 15 (d) remains)

          Please place an X in the boxes to
designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [X]  Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(1)(ii) [ ]  Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(i)  [ ]  Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(ii) [ ]  Rule 15d-6           [ ]
Rule 12h-3(b)(1)(i)  [ ]

Approximate number of holders of record as of the certification or notice date:

                       One

Pursuant to the requirements of the Securities
Exchange Act of 1934, BellSouth Corporation, on behalf of and as successor to Wireless Cable of Atlanta, Inc., has caused this certification/notice to be signed by the undersigned duly authorized person.

Date: 6/5/97   By:/s/ W. Patrick Shannon
                  W. Patrick Shannon
                  Vice President and Controller